SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

NOTICE TO THE MARKET

Changes in Investor Relations Department

São Paulo, July 2, 2008 . Votorantim Celulose e Papel S.A. (NYSE: VCP / Bovespa: VCPA4), announces that Gustavo Chiarinelli Barreira will be VCP’s new Investor Relations Manager, replacing Andrea Kannebley and reporting directly to Financial and Investor Relations Officer.

Gustavo Chiarinelli Barreira is graduated in Agronomy Engineering degree from USP, post graduated in Finance from IBMEC and specialized in Merger and Acquisition from FGV. He developed Research Projects in Agricultural Economics at University of Missouri - Columbia, EUA and accumulated 8 years experience in Financial Market acquired in Citibank and Dedini Industria de Base.

Andrea have left VCP’s Investor Relations department after five years of full commitment and contribution to the company’s important accomplishments.VCP is grateful for Andrea’s such commitment and contribution to the company and wishes her and Gustavo success in their new challenges.

Mara Dias (Consultant) e Anna Laura Fernandes Linkewitsch (Analist) join the team to complement the Investor Relations Department.

VCP continues committed to transparency and accessibility to its shareholders, capital market analysts and overall public.

***

Share Price: VCPA4=R$41,12 ADR VCP =US$26,42 July 01, 2008.	Shares Outstanding: 204.145.507 Market Value: R$ 8,4 billion US$ 5,4 billion	Investor Relations Phone: (55 11) 2138 - 4287 4168 4361 4261 Fax: (55 11) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br	Valdir Roque CFO and IR Director Gustavo Barreira, IR manager Mara Dias, IR Consultant Susana Yamamoto, IR Analyst Anna Laura Linkewitsch, IR Analyst

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: July 2, 2008	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer